SEC FILE NUMBER:  333-110733
CUSIP NUMBER:  16937B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

China-Biotics, Inc.
Full Name of Registrant

Former Name if Applicable

No. 26, Orient Global Headquarter, Lane 118, Yonghe Road, Zhabei District
Address of Principal Executive Office

Shanghai, People’s Republic of China, 200072
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

China-Biotics, Inc. (the “Company”) was unable to timely file its Annual Report on Form 10-K for the period ended March 31, 2011 (the “Form 10-K”) by the prescribed due date of June 14, 2011.  On June 10, 2011, the Company’s auditor, BDO Limited (“BDO”), notified the Company and the Company’s Audit Committee that it had identified certain serious issues as part of its ongoing audit work and would need the Company to take certain actions and provide additional information.  The Company’s Audit Committee is investigating the issues raised in BDO’s June 10 letter, as well as other matters.  The Company has been discussing these issues with BDO and is working to take all of the actions and to provide the requested information to BDO as promptly as reasonably practicable.  The Company cannot predict at this time when it will be in a position to take all of the actions and provide all of the information requested by BDO.  The Company intends to file the Form 10-K as soon as reasonably practicable.

Until the review of the issues identified with respect to the pending audit of the Company’s financial statements is completed, the Company is unable to determine whether the earnings statements to be included in the Form 10-K will reflect any significant change in the Company’s results of operations from the corresponding period for the last fiscal year.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric Simonson, K&L Gates LLP	(206) 623-7580
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes☑No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the review of the issues identified with respect to the pending audit of the Company’s financial statements is completed, the Company is unable to determine whether the earnings statements to be included in the Form 10-K will reflect any significant change in the Company’s results of operations from the corresponding period for the last fiscal year.

China-Biotics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2011	By:	/s/ Travis Cai
Travis Cai
Chief Financial Officer